PHYSICIANS REMOTE SOLUTIONS, INC.

CUMULATIVE SUPPLEMENT TO PROSPECTUS DATED JANUARY 16, 2007

Our shares have been quoted for trading on the OTC Bulletin Board.

Vincent DiGaetano has been elected as a member of our Board of Directors. Mr. DiGaetano, age 49, is the Managing Director of Chatsworth Securities. Prior thereto, Mr. DiGaetano was Senior Vice President/National Sales Manager of DLJ/Credit Suisse and Senior Managing Director of First Brokers.

We have sold 100,000 shares of our common stock to a private investor at $.10 per share.

We have extended the expiration date of the option we granted to Richard Schreiber for the purchase of up to 500,000 shares of our common stock at $.09 per share to November 11, 2007.

May 23, 2007